Syneron to Present at the Merriman Curhan Ford

Annual Investor Summit

Yokneam, Israel – September 13, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, announced today that David Schlachet, the Company's CFO, will participate in the Merriman Curhan Ford Second Annual Investor Summit on Monday, September 19, 2005 in San Francisco.  Syneron is scheduled to present at 3:30 p.m. PCT.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by elos, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Judith Kleinman, VP Investor Relations, tel: +972 4909 6282, email: ir@syneron.com.

Syneron, the Syneron logo and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.